Exhibit 99.1

Stellantis Reports Q2 2026 Estimated Consolidated Shipments of 1.6 Million Units, +10% Year-Over-Year

•North America Shipments Up 38%, Driven by New Product Launches; Enlarged Europe Also Reports Growth

AMSTERDAM, July 13, 2026 – Stellantis N.V. today released its Q2 2026 estimated consolidated shipments. The term “shipments” describes the volume of vehicles delivered to dealers, distributors, or directly from the Company to retail and fleet customers, which generally drive revenue recognition.

Consolidated shipments for the three months ended June 30, 2026, were an estimated 1.6 million units, up 10% year-over-year. Growth was driven primarily by North America and Enlarged Europe, partially offset by lower volumes in the Middle East & Africa, largely due to the regional conflict, and in South America, where a weaker Argentine market weighed on performance.

•In North America, Q2 shipments increased by approximately 122 thousand units, or 38% year-over-year. The majority of the growth was driven by new or refreshed products and powertrain offerings, including the Ram 1500 (light-duty) HEMI® V8, the new Ram 1500 TRX SRT, the refreshed Jeep® Grand Wagoneer and Grand Cherokee, and the refreshed Chrysler Pacifica, in addition to the continued ramp-up of the all-new Jeep® Cherokee and the all-new Dodge Charger 2-door and 4-door SIXPACK; it also reflects preparations for the planned summer production shutdown.

•In Enlarged Europe, Q2 shipments increased by approximately 39 thousand units, or 5% year-over-year, supported by higher industry volumes. Growth came from both Stellantis- and Leapmotor-branded vehicles, with BEV shipments serving as the primary driver. For Stellantis brands, shipment growth was driven primarily by recent product launches. Strong demand for Smart Car platform nameplates including the Citroën C3 and C3 Aircross, Opel/Vauxhall Frontera, and Fiat Grande Panda, contributed approximately 41 thousand additional units, representing 51% growth year-over-year. In the C-segment, the new Jeep® Compass also contributed positively, adding approximately 8 thousand units. These gains were partially offset by an approximately 28-thousand unit decline in shipments of legacy B-SUV models, including Jeep Avenger, Fiat 600, Opel Mokka and Peugeot 2008. Leapmotor-branded vehicle shipments increased by approximately 25 thousand units to 33 thousand units, driven by strong demand for the T03 and the B10.

•In Middle East & Africa, shipments declined by approximately 4 thousand units, or 3% year-over-year, reflecting the impact of the regional conflict. Growth in the region was supported by Algeria, up approximately 8 thousand units, from the continued ramp-up of the Fiat Doblo and, to a lesser extent, higher shipments in Morocco driven by stronger industry volumes. These gains were more than offset by Türkiye, down approximately 8 thousand units, amid weaker market conditions, and shipments in Gulf Cooperation Council countries, which declined by approximately 50%.

•In South America, shipments declined by approximately 7 thousand units, or 3% year-over-year. The growth in Brazil, up approximately 21 thousand units, supported by favorable industry conditions, was more than offset by lower shipments in other markets, mainly in Argentina, where shipments declined by approximately 25 thousand units.

•Asia Pacific shipments remained flat year-over-year at 16 thousand units.

NOTES

(1)    Consolidated shipments only include shipments by the Company’s consolidated subsidiaries, which represent new vehicles invoiced to third parties (dealers/importers or final customers). Consolidated shipment volumes for Q2 2026 presented here are unaudited and may be adjusted.
With effect from January 1, 2026, our Maserati reportable segment has been eliminated, and its shipments are reported consistently with our other brands, in that transactions are treated on a “where sold” basis. Comparative information has been restated.
Consolidated shipments include shipments for Leapmotor International, which is a jointly established, Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China.

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About Stellantis

Stellantis (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, www.stellantis.com.

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For more information, contact:
investor.relations@stellantis.com
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com

Safe Harbor Statement

This document, in particular references to “FY 2026 Financial Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward looking statements as a result of a variety of factors, including: the Company’s ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in trade policy, the imposition of global and regional tariffs targeted to the automotive industry; the Company’s ability to accurately predict the market demand for electrified vehicles; the Company’s ability to offer innovative, attractive products; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company's ability to attract and retain experienced management and employees; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers; risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.